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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              (Amendment No. 3)*


                                 Howtek, Inc.
            ------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 Par Value Per Share
            ------------------------------------------------------
                        (Title of Class of Securities)


                                    443209
            ------------------------------------------------------
                                (CUSIP Number)



                               December 31, 2001
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [_]    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.      443209
          ----------------
--------------------------------------------------------------------------------

                               Page 1 of 4 pages

         1.      Names of Reporting Persons.

                 Donald S. Chapman
                 -----------------

         2.      Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 N/A

                 (a) ...........................................................

                 (b) ...........................................................

         3.      SEC Use Only...................................................

         4.      Citizenship or Place of Organization   U.S.A.
                                                        ------
Number of        5.  Sole Voting Power    1,915,125
                                          ----------
Shares Bene-
ficially by      6.  Shared Voting Power           -0-
                                             ---------
Owned by Each
Reporting        7.  Sole Dispositive Power  1,915,125
                                             ---------
Person With:
                 8.  Shared Dispositive Power      -0-
                                              --------

         9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,915,125
                 -----------

         10.     Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions).................................

         11.     Percent of Class Represented by Amount in Row (11)  12.5%
                                                                     -----

         12.     Type or Reporting Person (See Instructions)   IN
                                                               --

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................


                              Page 2 of 4 pages

Item 1.
     (a)  Name of Issuer  Howtek, Inc.
                         --------------

     (b) Address of Issuer's Principal Executive Offices  21 Park Avenue,
                                                          ---------------
         Hudson, New Hampshire 03051
         ---------------------------

Item 2.
     (a) Name of Person Filing  Donald S. Chapman
                                -----------------

     (b) Address of Principal Business Office or, if none, Residence 8650 S.
                                                                     -------
         Ocean Drive, PH4, Jensen Beach, Florida 34957
         ---------------------------------------------

     (c) Citizenship    U.S.A.
                        ------

     (d) Title of Class of Securities  Common Stock, $.01 Par Value
                                       ----------------------------

     (e) CUSIP Number  443209
                       ------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
                                                   ---
     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78c).

     (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with
             (S)(S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned: 1,915,125 (includes 25,000 shares held
                                        --------------------------------------
        by Mr. Chapman's spouse, as to which he disclaims beneficial ownership;
        -----------------------------------------------------------------------
        also includes 340,000 shares issuable upon conversion of 680 shares of
        ----------------------------------------------------------------------
        7% Series B Convertible Preferred Stock of Howtek, Inc. and 460,000
        -------------------------------------------------------------------
        shares issuable upon conversion of 4,600 shares of 7% Series A
        --------------------------------------------------------------
        Convertible Preferred Stock of Howtek, Inc.).
        ---------------------------------------------

        (b)  Percent of class:   12.5%  .
                               ---------

        (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote  1,915,125.
                                                               ---------

               (ii)  Shared power to vote or to direct the vote     -0-   .
                                                                 ---------

                               Page 3 of 4 pages

             (iii) Sole power to dispose or to direct the disposition of
                   1,915,125.
                   ---------

             (iv)  Shared power to dispose or to direct the disposition of  -0-.
                                                                            ---
Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          2/13/02
                                                  -----------------------------
                                                            Date

                                                    /s/ Donald S. Chapman
                                                  -----------------------------
                                                           Signature

                                                        Donald S. Chapman
                                                  -----------------------------
                                                           Name/Title


                               Page 4 of 4 pages